Exhibit 99.2

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Québec J0A 1B0
Canada www.cascades.com

Cascades Inc. Announces Cash Tender Offer and Consent Solicitation for Any and All of its 7  3⁄4% Senior Notes due 2017 and 7  3⁄4% Senior Notes due 2016

KINGSEY FALLS, QUEBEC, CANADA, June 5, 2014—Cascades Inc. (CAS on the Toronto Stock Exchange), a leader in recovery and the manufacturing of green packaging and tissue paper products, announced today the commencement of a cash tender offer (the “Tender Offer”) to purchase any and all of its outstanding 7  3⁄4% Senior Notes due 2017 (CUSIP No. 146900AG0) (the “U.S.$ Notes”) and 7  3⁄4% Senior Notes due 2016 (CUSIP Nos. 146900AH8/146900AJ4) (the “Cdn$ Notes” and, together with the U.S.$ Notes, the “Notes”). The Company also announced a concurrent consent solicitation for proposed amendments to the indenture, dated as of December 3, 2009 (as amended as of the date hereof, the “U.S.$ Notes Indenture”), pursuant to which the U.S.$ Notes were issued, and the indenture, dated as of December 3, 2009 (as amended as of the date hereof, the “Cdn$ Notes Indenture” and, together with the U.S.$ Notes Indenture, the “Indentures”), pursuant to which the Cdn$ Notes were issued (collectively, the “Consent Solicitation”). The Tender Offer and the Consent Solicitation are being made on the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated June 5, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal and Consent. Holders that tender their Notes pursuant to the Tender Offer will be deemed to have consented to the proposed amendments to the applicable Indenture.

Tenders of the Notes and consents delivered pursuant to the Consent Solicitation may be withdrawn at any time prior to 5:00 p.m., New York City time, on June 18, 2014, unless extended with respect to a series of Notes, but may not be withdrawn thereafter (the “Withdrawal Deadline”), unless Cascades is required by applicable law to permit the withdrawal. The Tender Offer will expire at 9:00 a.m., New York City time, on July 3, 2014, unless extended or earlier terminated with respect to a series of Notes (the “Expiration Date”).

The consideration for each $1,000 principal amount of Notes of each series validly tendered and accepted for purchase pursuant to the Tender Offer will be the applicable consideration set forth in the table below under “Tender Offer Consideration.” Holders of Notes that are validly tendered at or prior to 5:00 p.m. on June 18, 2014, unless extended with respect to a series of Notes (the “Consent Payment Deadline”) and accepted for purchase will receive the applicable consideration set forth in the table below under “Total Consideration,” which includes the applicable payment set forth in the table below under “Consent Payment”. Holders of Notes tendered after the applicable Consent Payment Deadline but at or prior to the applicable Expiration Date and accepted for purchase will receive the applicable Tender Offer Consideration, but not the applicable Consent Payment.

	CUSIP	Principal Amount		Tender Offer		Consent		Total
Title of Security	Numbers	Outstanding		Consideration(1)		Payment(1)		Consideration(1)(2)
7 3⁄4% Senior Notes due 2017	146900AG0	US$	500,000,000	US$	1,013.10	US$	30.00	US$	1,043.10
7 3⁄4% Senior Notes due 2016	146900AH8 146900AJ4	C$	200,000,000	C$	1,013.10	C$	30.00	C$	1,043.10

(1)	Per $1,000 principal amount of Notes.
(2)	Includes the applicable Consent Payment per $1,000 principal amount of Notes for each series of Notes.

The Offer to Purchase and the Consent Solicitation are subject to the satisfaction or waiver of a number of conditions, including (1) Cascades’ completion of one or more financing transactions involving Cascades’ receipt of not less than US$650 million in aggregate gross proceeds (exclusive of fees, expenses and discounts) and (2) that (a) with respect to the applicable series of Notes, holders of at least a majority in aggregate principal amount of outstanding Notes of such series validly deliver, and do not validly revoke, consents to amend and supplement the applicable Indenture to give effect to the proposed amendments and (b) an amendment to the applicable Indenture is executed by Cascades, the guarantors party thereto and the applicable trustee.

Cascades anticipates that it will accept for purchase and pay for Notes validly tendered and not validly withdrawn at or prior to the Consent Payment Deadline on June 19, 2014, and that it will accept for purchase and pay for Notes validly tendered subsequent to the Consent Payment Deadline and prior to the Expiration Date on July 3, 2014. In addition to the applicable Tender Offer Consideration or Total Consideration, as the case may be, all holders of Notes accepted for purchase will also receive accrued and unpaid interest on the Notes from the last interest payment date to, but not including, the applicable payment date.

Cascades has retained Wells Fargo Securities, LLC to serve as the U.S. Dealer Manager and Solicitation Agent for the U.S.$ Notes Tender Offer and CIBC World Markets Inc. to serve as the Canadian Dealer Manager and Solicitation Agent for the Cdn$ Notes Tender Offer. Cascades has retained D.F. King & Co., Inc. to serve as the information agent for the Tender Offer and tender agent for the U.S.$ Notes. Cascades has retained CST Trust Company to serve as the tender agent for the Cdn$ Notes.

None of Cascades or its board of directors, the dealer managers or the tender agent and the information agent makes any recommendation in connection with the Tender Offer and Consent Solicitation. Holders must make their own decisions as to whether to tender their Notes, and, if so, the principal amount of Notes to tender.

For additional information regarding the terms of the Tender Offer for the U.S.$ Notes, please contact Wells Fargo Securities, LLC at (866) 309-6316 (toll free) or (704) 410-4760 (collect). For additional information regarding the terms of the Tender Offer for the Cdn$ Notes, please contact CIBC World Markets Inc. at (416) 594-8515 (collect). Requests for documents and questions regarding the tender of the Notes may be directed to D.F. King & Co., Inc. at (800) 290-6426 (toll free) or (212) 269-5550 (banks and brokers).

This announcement does not constitute an offer to buy or the solicitation of an offer to sell any Notes in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission and Canadian Securities Commissions filings.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs more than 12,000 employees, who work in over 100 production units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Source

Riko Gaudreault

Director, Investor Relations

514-282-2697

Cascades Inc.

riko_gaudreault@cascades.com

Web site: www.cascades.com

Green by Nature Blog: http://blog.cascades.com/

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